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                                            November 4, 2005


Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re:  Tower Group, Inc.
               Post-Effective Amendment to Form S-1 on Form S-3
               File No. 333-127730

Dear Mr. Riedler:

     This letter sets forth the responses of Tower Group, Inc. (the "Company") to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") dated November 3, 2005, with respect to the above-referenced Post-Effective Amendment to Form S-1 on Form S-3 (the "Form S-3"). We have duplicated below in bold the comments set forth in the comment letter and have provided responses to each comment following the Staff's related comment. In response to these comments, we have filed today with the SEC Post-Effective Amendment No. 2 to Form S-1 on Form S-3 (the "Amended S-3").

     Unless otherwise set forth herein, references to page numbers in response to the Staff's comments refer to page numbers of the prospectus included in the Amended S-3.

Selling Stockholders, page 23

1. Please identify the selling stockholder either as a broker-dealer or as an affiliate of a broker-dealer, as applicable.

     The selling stockholder is an affiliate of a broker-dealer, which has been indicated on page 23 of the Amended S-3.

2. Please note that if the selling stockholder is a broker-dealer, the prospectus must state that the seller is an underwriter. It is not sufficient to state they "may be" an underwriter, as you currently disclose on page 25. The only exception to this rule is if the broker-dealer received the securities as compensation for underwriting activities.

     As noted above, the selling stockholder is not a broker-dealer.

3. If the selling stockholder is an affiliate of a broker-dealer, the prospectus must state that:

     o    the selling stockholder purchased in the ordinary course of business;
          and

     o at the time of the purchase of the securities to be resold, the selling stockholder had no agreement or understanding, directly or indirectly, with any person to distribute the securities.

     If the selling stockholder is an affiliate of a broker-dealer and you are not able to make these statements in the prospectus, the prospectus must state that the selling stockholder is an underwriter. Please revise the prospectus as appropriate.

     The Registration Statement has been amended to reflect the Staff's comments. Please see page 23 of the Amended S-3.



     Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 424-8185.

                                            Sincerely,

                                            /s/ Matthew M. Ricciardi

                                            Matthew M. Ricciardi

cc:  Gregory S. Belliston
     Steven G. Fauth